Exhibit 99.1

ShangPharma Corporation to Hold 2011 Annual General Meeting on October 14, 2011

Shanghai, August 24, 2011 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that it will hold its 2011 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on October 14, 2011 at 10:00 AM (Hong Kong time). Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on September 6, 2011 are entitled to receive notice of, and to attend and vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A. The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholders for approval at the meeting, is available on the Investor Relations section of the company’s website at www.shangpharma.com. ShangPharma has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission. ShangPharma’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the company’s annual report, free of charge, by contacting ShangPharma Corporation, No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China, telephone: +86 21 5132-0088, email: IR@shangpharma.com.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma Corporation

In Shanghai, China

Lan Xie

VP of Finance and Investor Relations

E-mail: IR@shangpharma.com

Christensen

In New York, US

Kimberly Minarovich, +1 917-533-3268

kminarovich@christensenir.com

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com

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